UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☑ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
RadioPublic PBC

Legal status of issuer

    Form
    Corporation

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    May 20, 2015

Physical address of issuer
240 Elm St 2nd Floor, 240 Elm St 2nd Floor, Somerville, MA 02144

Website of issuer
http://www.radiopublic.com

Current number of employees
12

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$1,513,649.05	$1,475,082.51
Cash & Cash Equivalents	$604,061.66	$557,723.51
Accounts Receivable	$0.00	$4,490.54
Short-term Debt	$0.00	$0.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$0.00	$0.00
Cost of Goods Sold	$0.00	$0.00
Taxes Paid	$0.00	$0.00
Net Income	-$1,507,461.69	-$1,412,350.09

<p style="text-align:center;">**April 29, 2019**</p>

<p style="text-align:center;">**FORM C-AR**</p>

<p style="text-align:center;">**RadioPublic PBC**</p>



This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR) is being furnished by RadioPublic PBC, a Delaware Corporation (the "Company" as well as references to "we," "us," or "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The U.S. Securities and Exchange Commission does not pass upon the accuracy or completeness of any disclosure document or literature. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the Commission annually and post the report on its website at http://www.radiopublic.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is April 29, 2019.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations,

plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include words such as "anticipate," "estimate," "expect," "project," "plan," "intend," "believe," "may," "should," "can have," "likely" and other words and terms of similar meaning in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company has made in light of its industry experience, perceptions of historical trends, current conditions, expected future developments and other factors it believes are appropriate under the circumstances. As you read and consider this Form C-AR, you should understand that these statements are not guarantees of performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual operating and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projected in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

Table of Contents

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

RadioPublic PBC (the "Company" or "RadioPublic") is a Delaware public benefit corporation, formed on May 20, 2015.

The Company is located at 240 Elm St 2nd Floor, 240 Elm St 2nd Floor, Somerville, MA 02144.

The Company's website is http://www.radiopublic.com.

The information available on or through our website is not a part of this Form C-AR.

The Business

RadioPublic is a podcast platform and marketplace helping listeners discover, engage with, and reward the creators of podcasts. Our business model anticipates phasing in revenue from advertising, membership/subscription, marketing services, and ecommerce/affiliate.

RISK FACTORS

Risks Related to the Company's Business and Industry

The development and commercialization of our podcast web and mobile applications is highly competitive.
We face competition with respect to any products that we may seek to develop or commercialize in the future. Our competitors include major companies worldwide. Many of our competitors have significantly greater financial, technical and human resources than we have and superior expertise in research and development and marketing of podcast, music and audio content, products, and services and thus may be better equipped than us to develop and commercialize them. These competitors also compete with us in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, our competitors may commercialize products more rapidly or effectively than we are able to, which would adversely affect our competitive position, the likelihood that our products and services will achieve market acceptance and our ability to generate meaningful additional revenues from our products.

As a distributor and aggregator of podcasts, our business depends on developing and maintaining trusted and productive relationships with dozens of top podcast publishers and thousands of small-to-midsize podcasters.
As competition increases between consumer-facing podcast platforms there is a risk that publishers may withhold valuable content under exclusive terms with competing companies, adversely affecting our ability to offer consumers access to desirable and popular content. Changes in publishers' business models may also introduce new licensing restrictions and fees which would drive up costs for supplying our index of content.

We rely on various intellectual property rights, including licenses in order to operate our business.
Such intellectual property rights, however, may not be sufficiently broad or otherwise may not provide us a significant competitive advantage. In addition, the steps that we have taken to maintain and protect our intellectual property may not prevent it from being challenged, invalidated, circumvented or designed-around, particularly in countries where intellectual property rights are not highly developed or protected. In some circumstances, enforcement may not be available to us because an infringer has a dominant intellectual property position or for other business reasons, or countries may require compulsory licensing of our intellectual property. Our failure to obtain or maintain intellectual property rights that convey competitive advantage, adequately protect our intellectual property or detect or prevent circumvention or unauthorized use of such property, could adversely impact our competitive position and results of operations. We also rely on nondisclosure and noncompetition agreements with employees, consultants and other parties to protect, in part, trade secrets and other proprietary rights. There can be no assurance that these agreements will adequately protect our trade secrets and other proprietary rights and will not be breached, that we will have adequate remedies for any breach, that others will not independently develop substantially equivalent proprietary information or that third parties will not otherwise gain access to our trade secrets or other proprietary rights.

As we expand our business, protecting our intellectual property will become increasingly important. The protective steps we have taken may be inadequate to deter our competitors from using our proprietary information. In order to protect or enforce our patent rights, we may be required to initiate litigation against third parties, such as infringement lawsuits. Also, these third

6

parties may assert claims against us with or without provocation. These lawsuits could be expensive, take significant time and could divert management's attention from other business concerns. The law relating to the scope and validity of claims in the technology field in which we operate is still evolving and, consequently, intellectual property positions in our industry are generally uncertain. We cannot assure you that we will prevail in any of these potential suits or that the damages or other remedies awarded, if any, would be commercially valuable.

From time to time, third parties may claim that one or more of our products or services infringe their intellectual property rights.

Any dispute or litigation regarding patents or other intellectual property could be costly and time-consuming, the uncertainty of intellectual property litigation could divert our management and key personnel from our business operations. A claim of intellectual property infringement could force us to enter into a costly or restrictive license agreement, which might not be available under acceptable terms or at all, could require us to redesign our products, which would be costly and time-consuming, and/or could subject us to an injunction against development and sale of certain of our products or services. We may have to pay substantial damages, including damages for past infringement if it is ultimately determined that our product candidates infringe a third party's proprietary rights. Even if these claims are without merit, defending a lawsuit takes significant time, may be expensive and may divert management's attention from other business concerns. Any public announcements related to litigation or interference proceedings initiated or threatened against as could cause our business to be harmed. Our intellectual property portfolio may not be useful in asserting a counterclaim, or negotiating a license, in response to a claim of intellectual property infringement. In certain of our businesses we rely on third party intellectual property licenses and we cannot ensure that these licenses will be available to us in the future on favorable terms or at all.

An intentional or unintentional disruption, failure, misappropriation or corruption of our network and information systems could severely affect our business.

Such an event might be caused by computer hacking, computer viruses, worms and other destructive or disruptive software, "cyber attacks" and other malicious activity, as well as natural disasters, power outages, terrorist attacks and similar events. Such events could have an adverse impact on us and our customers, including degradation of service, service disruption, excessive call volume to call centers and damage to our plant, equipment and data. In addition, our future results could be adversely affected due to the theft, destruction, loss, misappropriation or release of confidential customer data or intellectual property. Operational or business delays may result from the disruption of network or information systems and the subsequent remediation activities. Moreover, these events may create negative publicity resulting in reputation or brand damage with customers.

In order for the Company to compete and grow, it must attract, recruit, retain and develop the necessary personnel who have the needed experience.

Recruiting and retaining highly qualified personnel is critical to our success. These demands may require us to hire additional personnel and will require our existing management personnel to develop additional expertise. We face intense competition for personnel. The failure to attract and retain personnel or to develop such expertise could delay or halt the development and commercialization of our product candidates. If we experience difficulties in hiring and retaining personnel in key positions, we could suffer from delays in product development, loss of customers and sales and diversion of management resources, which could adversely affect operating results. Our consultants and advisors may be employed by third parties and may have commitments under consulting or advisory contracts with third parties that may limit their availability to us.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees.

In particular, the Company is dependent on the co-founding team of CEO Jake Shapiro, Chief Product Officer Matt MacDonald, and Chief Technology Officer Chris Quamme Rhoden. The loss of any member of the founding team could harm the Company's business, financial condition, cash flow and results of operations.

We have not prepared any audited financial statements.

Therefore, you have no audited financial information regarding the Company's capitalization, assets or liabilities.

We are not subject to Sarbanes-Oxley regulations and lack the financial controls and safeguards required of public companies.

We do not have the internal infrastructure necessary, and are not required, to complete an attestation about our financial controls that would be required under Section 404 of the Sarbanes-Oxley Act of 2002. There can be no assurance that there are no significant deficiencies or material weaknesses in the quality of our financial controls. We expect to incur additional expenses and diversion of management's time if and when it becomes necessary to perform the system and process evaluation, testing and remediation required in order to comply with the management certification and auditor attestation requirements.

Changes in government regulation could adversely impact our business.

The Internet and mobile entertainment and information industry is subject to legislation and regulation at the federal and local levels and, in some instances, at the state level. The FCC and/or Congress may attempt to change the classification of or change the way that our online content platforms are regulated and/or change the framework under which Internet service providers are provided Safe Harbor for claims of copyright infringement, introduce changes to how digital advertising is regulated and consumer information is handled, changing rights and obligations of our competitors. We expect that court actions and regulatory proceedings will continue to refine our rights and obligations under applicable federal, state and local laws, which cannot be predicted. Modifications to existing requirements or imposition of new requirements or limitations could have an adverse impact on our business.

We may not be able to adapt to new content distribution platforms and to changes in consumer behavior resulting from these new technologies.

We must successfully adapt to technological advances in our industry, including the emergence of alternative distribution platforms. Our ability to exploit new distribution platforms and technologies will affect our ability to maintain or grow our business and may increase our capital expenditures. Additionally, we must adapt to changing consumer behavior driven by advances such as connected home and car devices. If we fail to adapt our distribution methods and content to emerging technologies, our appeal to our targeted audiences might decline and there would be a materially adverse effect on our business and results of operations.

Our success depends on consumer access to our content and we may be adversely affected if our content fails to achieve sufficient consumer acceptance or the costs to acquire content increase.

We aggregate media and entertainment content, the success of which depends substantially on consumer tastes and preferences that change in often unpredictable ways. The success of these businesses depends on our ability to consistently acquire, market and distribute podcasts and related content that meet the changing preferences of the broad domestic and international consumer market. We intend to invest substantial amounts in content, eventually including the

acquisition and production of original content, before learning the extent to which it would earn consumer acceptance.

We currently obtain all of our content from third parties, such as podcast networks, news publishers, entertainment companies, public media organizations, and independent creators. Competition for popular content is intense, and we may have to introduce and increase licensing and acquisition fees we are willing to pay or be outbid by our competitors for popular content. Entering into or renewing contracts for such programming rights or acquiring additional rights may result in significantly increased costs. There can be no assurance that revenue from these contracts will exceed our cost for the rights, as well as the other costs of producing and distributing the content. If our content does not achieve sufficient consumer acceptance, or if we cannot obtain or retain rights to popular content on acceptable terms, or at all, our businesses may be adversely affected.

Our business could be adversely affected if there is a decline in advertising spending.
A decline in the economic prospects of advertisers or the economy in general could cause current or prospective advertisers to spend less on advertising or spend their advertising dollars in other media. Advertising expenditures also could be negatively affected by (i) increasing audience fragmentation caused by increased availability of alternative forms of leisure and entertainment activities; (ii) decline in advertising rates as inventory expands and programmatic and dynamic ad-serving technology grow (iii) pressure from public interest groups to reduce or eliminate advertising of certain products; and (iv) new laws and regulations that prohibit or restrict certain types of advertisements. In addition, advertisers' willingness to purchase advertising time from the Company may be adversely affected by a decline in listenership for our content.

We rely on agreements with third parties to provide certain services, content, technology, and intellectual property rights necessary to enable us to implement some of our applications.
Our ability to implement and provide our applications and services to our clients depends, in part, on services, content, technology, and intellectual property rights owned or controlled by third parties. These third parties may become unable to or refuse to continue to provide these services, content, technology, or intellectual property rights on commercially reasonable terms consistent with our business practices, or otherwise discontinue a service important for us to continue to operate our applications. If we fail to replace these services, content, technologies, or intellectual property rights in a timely manner or on commercially reasonable terms, our operating results and financial condition could be harmed. In addition, we exercise limited control over our third-party vendors, which increases our vulnerability to problems with technology and services those vendors provide. If the services, technology, or intellectual property of third parties were to fail to perform as expected, it could subject us to potential liability and have an adverse effect on our financial condition and results of operations.

Industry consolidation may result in increased competition, which could result in a loss of customers or a reduction in revenue.
Some of our competitors have made or may make acquisitions or may enter into partnerships or other strategic relationships to offer more comprehensive services than they individually had offered or achieve greater economies of scale. In addition, new entrants not currently considered to be competitors may enter our market through acquisitions, partnerships or strategic relationships. We expect these trends to continue as companies attempt to strengthen or maintain their market positions. The potential entrants may have competitive advantages over us, such as greater name recognition, longer operating histories, more varied services and larger marketing budgets, as well as greater financial, technical and other resources. The companies resulting from

combinations or that expand or vertically integrate their business to include the market that we address may create more compelling service offerings and may offer greater pricing flexibility than we can or may engage in business practices that make it more difficult for us to compete effectively, including on the basis of price, sales and marketing programs, technology or service functionality. These pressures could result in a substantial loss of our customers or a reduction in our revenue.

If we do not respond to technological changes or upgrade our websites and technology systems, our growth prospects and results of operations could be adversely affected.
To remain competitive, we must continue to enhance and improve the functionality and features of our websites and technology infrastructure. As a result, we will need to continue to improve and expand our hosting and network infrastructure and related software capabilities. These improvements may require greater levels of spending than we have experienced in the past. Without such improvements, our operations might suffer from unanticipated system disruptions, slow application performance or unreliable service levels, any of which could negatively affect our reputation and ability to attract and retain customers and contributors. Furthermore, in order to continue to attract and retain new customers, we are likely to incur expenses in connection with continuously updating and improving our user interface and experience. We may face significant delays in introducing new services, products and enhancements. If competitors introduce new products and services using new technologies or if new industry standards and practices emerge, our existing websites and our proprietary technology and systems may become obsolete or less competitive, and our business may be harmed. In addition, the expansion and improvement of our systems and infrastructure may require us to commit substantial financial, operational and technical resources, with no assurance that our business will improve.

No Guarantee of Return on Investment.
There is no assurance that a Crowd Safe holder will realize a return on its investment or that it will not lose its entire investment.

Crowd Safe holders will not become equity holders until the Company decides to convert the Securities into CF Shadow Securities or until an IPO or sale of the Company.
Crowd Safe holders will not have an ownership claim to the Company or to any of its assets or revenues for an indefinite amount of time, and depending on when and how the Securities are converted, the Crowd Safe holders may never become equity holders of the Company. Crowd Safe holders will not become equity holders of the Company unless the Company receives a future round of financing great enough to trigger a conversion and the Company elects to convert the Securities. The Company is under no obligation to convert the Securities into CF Shadow Securities (the type of equity Securities Crowd Safe holders are entitled to receive upon such conversion). In certain instances, such as a sale of the Company, an IPO or a dissolution or bankruptcy, the Crowd Safe holders may only have a right to receive cash, to the extent available, rather than equity in the Company.

Crowd Safe holders will not have voting rights, even upon conversion of the Securities into CF Shadow Securities.
Crowd Safe holders will not have the right to vote upon matters of the Company even if and when their Securities are converted into CF Shadow Securities. Upon such conversion, CF Shadow Securities will have no voting rights and even in circumstances where a statutory right to vote is provided by state law, the CF Shadow Security holders are required to vote with the majority of the security holders in the new round of equity financing upon which the Securities were converted. For example, if the Securities are converted upon a round offering Series B Preferred Shares, the Series B-CF Shadow Security holders will be required to vote the same way as a majority of the

Series B Preferred shareholders vote. Thus, Crowd Safe holders will never be able to freely vote upon any director or other matters of the Company.

Crowd Safe holders will not be entitled to any inspection or information rights other than those required by Regulation CF.
Crowd Safe holders will not have the right to inspect the books and records of the Company or to receive financial or other information from the Company, other than as required by Regulation CF. Other security holders may have such rights. Regulation CF requires only the provision of an annual report on Form C and no additional information. This lack of information could put Crowd Safe holders at a disadvantage in general and with respect to other security holders.

In a dissolution or bankruptcy of the Company, Crowd Safe holders will be treated the same as common equity holders.
In a dissolution or bankruptcy of the Company, Crowd Safe holders of Securities which have not been converted will be entitled to distributions as if they were common stock holders. This means that such Crowd Safe holders will be at the lowest level of priority and will only receive distributions once all creditors as well as holders of more senior securities, including any preferred stock holders, have been paid in full. If the Securities have been converted into CF Shadow Securities, the Crowd Safe holders will have the same rights and preferences (other than the ability to vote) as the holders of the Securities issued in the equity financing upon which the Securities were converted.

Crowd Safe holders will be unable to declare the Security in "default" and demand repayment.
Unlike convertible notes and some other securities, the Securities do not have any "default" provisions upon which the Crowd Safe holders will be able to demand repayment of their investment. The Company has ultimate discretion as to whether or not to convert the Securities upon a future equity financing and Crowd Safe holders have no right to demand such conversion. Only in limited circumstances, such as a liquidity event, may the Crowd Safe holders demand payment and even then, such payments will be limited to the amount of cash available to the Company.

The Company may never elect to convert the Securities or undergo a liquidity event.
The Company may never receive a future equity financing or elect to convert the Securities upon such future financing. In addition, the Company may never undergo a liquidity event such as a sale of the Company or an IPO. If neither the conversion of the Securities nor a liquidity event occurs, the Crowd Safe holders could be left holding the Securities in perpetuity. The Securities have numerous transfer restrictions and will likely be highly illiquid, with no secondary market on which to sell them. The Securities are not equity interests, have no ownership rights, have no rights to the Company's assets or profits and have no voting rights or ability to direct the Company or its actions.

In addition to the risks listed above, businesses are often subject to risks not foreseen or fully appreciated by the management. It is not possible to foresee all risks that may affect us. Moreover, the Company cannot predict whether the Company will successfully effectuate the Company's current business plan.

BUSINESS

Description of the Business

RadioPublic is a podcast platform and marketplace helping listeners discover, engage with, and reward the creators of podcasts. Our business model anticipates phasing in revenue from advertising, membership/subscription, marketing services, and ecommerce/affiliate.

Business Plan

RadioPublic's mission is to help listeners discover, engage with, and reward creators of stories, podcasts, and other audio. We share public media's educational, artistic, and journalistic mission, and the democratic values of open access to information. We are committed to operating a platform that fairly values creators' work, respects users' privacy and information rights, and benefits all participants. The global spoken word radio and audio market is ripe for disruption. ⌷Driven by inexorable trends of mobile usage, the connected car and home, on-demand media consumption, and broadcast advertising migrating to digital, we believe that podcasting has become media's next growth market. Moreover, we see it as underdeveloped, and believe that major parts of the value chain are up for grabs. Apple still dominates, but despite being nearly synonymous with podcasting, it has never made podcasting a strategic product priority, nor does it generate any revenue. Apple offers no Android solution, no actionable data, engagement, or monetization for publishers. Google Play, Spotify and Pandora have each added podcasts to their services in the last three years but are similarly challenged by the dominance of their digital music strategies, business models, rights agreements and competitive forces. Listeners, publishers and brands are increasingly drawn to podcasting's enormous growth and value, but face obstacles: - Beyond word of mouth, how do listeners find high quality content that fits their tastes and interests? - Platforms don't provide methods to gauge content performance, support business goals, or engage fans directly, so how do podcasters grow and succeed? - Without verifiable listening data, or interactive calls to action, how do brands tap into podcasting's engaged and growing audience? RadioPublic is working to address these challenges by creating an intelligent podcast platform that is designed from the ground up to power a new podcast marketplace. Our product is: - Universal: Frictionless Onboarding ⌷Access to all podcasts. No account required. Deep deferred links for seamless sharing on social and web. With one link listeners can open any episode or feed across platforms. - Shareable: Web as Funnel to User Acquisition. The first free universal podcast embed, whitelisted on Medium and WordPress. Listeners discover on the web, "take it to go" with RadioPublic. - Identifiable: Who is listening and when. RadioPublic tracks activity — listening duration, frequency, day part, location — helping publishers identify listeners who move from being casual, to engaged, to dedicated, across particular shows. - Engageable: prompt users to take action at the right time. Using our predictive data models, we work with publishers to create targeted Affinity Promotions, inviting listeners to "sign up for our newsletter" or "buy a ticket for this event near you", or "become a Patreon backer." We leverage a market advantage through strategic partnerships with top publishers, including founding partners and investors PRX, The New York Times, American Public Media, McClatchy, WGBH, and Bose Corporation. RadioPublic's go-to-market strategy is B2B2C - aligning incentives with publishers who reach the largest audiences and are investing in their own listener growth and engagement. We offer best-in-class tools for publishers to identify, engage with, and ultimately monetize listening on RadioPublic in ways no other consumer podcast platform currently on the market is designed to achieve. We are also integrating "one-touch podcasts" into partnerships with connected car/home companies, with an API of podcast channels customized on a per-user basis and personalized over time by consumption patterns. RadioPublic is planning to approach revenue generation in three primary ways: 1) Enhanced advertising: RadioPublic integrates with leading dynamic ad platforms to provide precise data, tracking, and display opportunities to increases publishers' CPMs. 2) Lead Generation: RadioPublic's Affinity Promotions and Marketing Attribution identifies engaged listeners and invites them to publishers' and brands' conversion funnels. 3) Affiliate Revenue:

RadioPublic will enable in-app e-commerce tied to podcast mentions, such as books, events, digital goods. The RadioPublic team is led by media pioneer and founding CEO Jake Shapiro (co-founder of PRX and Matter Ventures), along with veteran tech co-founders Matt MacDonald (Chief Product Officer) and Chris Rhoden (Chief Architect). Working together for the last decade, the RadioPublic founding team are digital audio industry veterans with unrivaled domain expertise, deep technology product experience, insights and relationships across the creative, advertising, and fan communities of podcasting.

History of the Business

The Company's Products and/or Services

Product / Service	Description	Current Market
RadioPublic iOS app	Podcast listening application for iOS devices	Podcast listeners using iOS devices
RadioPublic Android app	Podcast listening application for Android devices	Podcast listeners using Android devices.
RadioPublic web app	Podcast listening application for web	Web-based podcast listeners
RadioPublic embed player	Embeddable player for including podcast episodes on third party websites	Article pages on WordPress, medium, and other websites

We make our native applications available through the Apple app and Google play stores, and directly via our website.

Competition

The Company's primary competitors are other podcast aggregators such as Apple Podcasts, Stitcher and other applications offering consumer access to podcasts.

The markets in which our products are available are highly competitive. Our products compete against similar products of several large and small companies, including well-known global competitors such as Apple and Spotify, both of whom have significantly more resources than we do. As a new entrant we compete by solving for podcaster needs that are unmet by other platforms, including proprietary methods for delivering marketing attribution, listener segmentation and lead generation by affinity, targeted notifications and interactions, and enhanced advertising effectiveness; and by differentiating around key aspects of user experience including discovery, ease of use, performance, and engagement.

Supply Chain and Customer Base

Our principal suppliers are the publishers of podcasts, with a much smaller number of suppliers of curation services. As an aggregator we index tens of thousands of podcast feeds, and have direct partnership relationships with top publishers to provide them with additional marketing, data, and monetization opportunities.

The company has three primary customer segments: listeners of podcasts, publishers of podcasts, and brands trying to reach podcast listeners.

Intellectual Property

Licenses

Licensor	Licensee	Description of Rights Granted	Termination Date
PRX	RadioPublic	PRX granted RadioPublic a license to all RadioPublic IP that was developed when the company was spun off in April 2016.	May 1, 2021

In April 2016, the Company and PRX entered into a license and collaboration agreement, which, among other things, outlines the collaboration between the parties around joint marketing, data and reporting, certain consulting services, development of original content and licensing of content. In addition, pursuant to this license and collaboration agreement each party gives the other a right of first refusal on the other's software developments that relates to the subject matter of this agreement. This license and collaboration agreement also outlines the obligations of the parties not to compete in with each other's respective business.

Governmental/Regulatory Approval and Compliance

RadioPublic is subject to the Digital Millennium Copyright Act (DMCA), requiring response to any claims of copyright infringement on the platform.

Litigation

There are no existing legal suits pending, or to the Company's knowledge, threatened, against the Company.

Other

The Company's principal address is 240 Elm St 2nd Floor, 240 Elm St 2nd Floor, Somerville, MA 02144

The Company conducts business in the United States.

The Company has the following subsidiaries:

Name	Entity Type	Location of Formation	Date of Formation	% Owned by Company
PodFund, Inc.	C-Corporation	Delaware	September 13, 2018	34.69%

DIRECTORS, OFFICERS AND EMPLOYEES

Directors

The directors or managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Robert Mason

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, April 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Managing Director, Project 11 (May 2014 to present). As Managing Director his duties consist primarily of overseeing the investments of Project 11, including sourcing new investment opportunities, serving as advisor and board member to portfolio companies, and managing relationships with limited partners in funds managed by Project 11.

Education

Worcester Polytechnic Institute BS, Computer Science

Name

Jake Shapiro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Chief Executive Officer, Treasurer and Secretary and Director (April 2016 to present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, RadioPublic PBC (April 2016 to present) CEO, PRX, (June 2002 to April 2016).

Education

Harvard University, 1993

Name

Kerri Hoffman

All positions and offices held with the Company and date such position(s) was held with start and ending dates

Board Member, April 2016 to present

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

Chief Operating Officer, PRX (June 2002 - April 2016) Chief Executive Officer, PRX (April 2016-present). As CEO her primary duties including leading PRX's strategic business development, financing and fundraising, overseeing content and technologies initiatives, major partnerships and investments, and recruiting senior hires.

Education

GIS and International Development Rutgers, The State University of New Jersey-New Brunswick Bachelor of Arts (B.A.) English

Officers

The officers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years and their educational background and qualifications.

Name

Jake Shapiro

All positions and offices held with the Company and date such position(s) was held with start and ending dates

President, Chief Executive Officer, Treasurer and Secretary and Director (April 2016 to present).

Principal occupation and employment responsibilities during at least the last three (3) years with start and ending dates

CEO, RadioPublic PBC (April 2016 to present) CEO, PRX, (June 2002 to April 2016).

Education

Harvard University, 1993

Indemnification

Indemnification is authorized by the Company to directors, officers or controlling persons acting in their professional capacity pursuant to Delaware law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees

The Company currently has 12 employees in Massachusetts, Ohio, North Carolina, Oregon, Washington, Indiana, New Jersey, Alabama, and New York.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Common Stock
Amount outstanding	850,000
Voting Rights	One vote per share of common stock held.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Series Seed One Preferred Stock
Amount outstanding	1,600,000
Voting Rights	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock (including Project 11) required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares or authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost) or declare or pay any dividend; or (iv) liquidate or dissolve, including any change of control.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Series Seed Two Preferred Stock
Amount outstanding	1,446,392
Voting Rights	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares or authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost) or declare or pay any dividend; or (iv) liquidate or dissolve, including any change of control.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Stock Options
Amount outstanding	3,341,448
Voting Rights	None
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Type of security	Series A Preferred Stock
Amount outstanding	1,380,753
Voting Rights	Votes together with the Common Stock on all matters on an as-converted basis. Approval of a majority of the Preferred Stock required to (i) adversely change rights of the Preferred Stock; (ii) change the authorized number of shares or authorize a new series of Preferred Stock having rights senior to or on parity with the Preferred Stock; (iii) redeem or repurchase any shares (other than pursuant to the Company's right of repurchase at original cost) or declare or pay any dividend; or (iv) liquidate or dissolve, including any change of control.
Anti-Dilution Rights	None
How this Security may limit, dilute or qualify the Notes/Bonds issued pursuant to Regulation CF	None

Securities issued pursuant to Regulation CF:

Type of security	Units of Crowd Safe (Simple Agreement for Future Equity)
Amount outstanding	All
Voting Rights	None
Anti-Dilution Rights	None

The Company has no debt outstanding.

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Series 1 Preferred Stock	1,600,000	$1,600,000.00	further development of the RadioPublic platform	May 18, 2016	Regulation D – 506(b)
Series 2 Preferred Stock	1,446,392	$1,649,928.15	further development of the RadioPublic platform	June 19, 2018	Regulation D – 506(b)
Crowd Safe	398	$148,244.76	further development of the RadioPublic platform	September 21, 2018	Regulation CF
Series A Preferred Stock	1,380,753	$1,631,719.83	further development of the RadioPublic platform	February 28, 2019	Regulation D – 506(b)

Ownership

The Company is broadly held amongst 26 shareholders.

The Company does not have any beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power.

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations

Our most recent financing began in September 2018 and has now concluded as of April 2019. We are currently focusing on developing and improving our suite of products rather than generating

revenue. We are not certain when or if we will generate profits in the future, and intend to devote our resources to increasing adoption by target user groups in the near future.

The Company does not expect to achieve profitability in the next 12 months and intends to focus on product development and marketing to drive adoption by publishers, listeners, and brands.

Liquidity and Capital Resources

Since filing the Form C in 2018, RadioPublic has raised an additional $1.6 million from investors in a Series A Preferred Stock financing consummated by a series of closings from September 2018 through February 2019.

Capital Expenditures and Other Obligations

The Company does not intend to make any material capital expenditures in the future.

Material Changes and Other Information

Trends and Uncertainties

The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Investor of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Investor or the equivalent, to a trust controlled by the Investor, to a trust created for the benefit of a member of the family of the Investor or the equivalent, or in connection with the death or divorce of the Investor or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Investor must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Investor may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

The Company has not conducted any transactions with related persons.

Conflicts of Interest

To the best of our knowledge the Company has not engaged in any transactions or relationships, which may give rise to a conflict of interest with the Company, its operations or its security holders.

OTHER INFORMATION

The Company's principal address is 240 Elm St 2nd Floor, 240 Elm St 2nd Floor, Somerville, MA 02144. The Company conducts business in the United States.

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure

The Company is not subject to any Bad Actor Disqualifications under any relevant U.S. securities laws.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/Jacob Shapiro
(Signature)

Jacob Shapiro
(Name)

CEO
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBITS

Exhibit A   Financial Statements

EXHIBIT A

Financial Statements

RadioPublic PBC - Unreviewed Financial Statements

PROFIT AND LOSS

January - December 2018

	TOTAL
Income	
4030 PodFund	62,500.00
Total Income	**$62,500.00**
GROSS PROFIT	**$62,500.00**
Expenses	
5100 Salaries	**1,066,785.18**
5180 Benefit Expenses	**120,313.83**
5190 Payroll Tax Expense	82,811.04
5200 Professional Fees	
5215 Design	2,924.00
5218 Content Development	300.00
5219 Paid Listens	4,072.78
5220 Marketing & PR	2,285.81
5230 Beta Testing	43.00
5240 Legal Fees	121,490.73
5250 Finance & Accounting	25,424.15
Total 5200 Professional Fees	**156,540.47**
5300 Office/General Administrative Expenses	
5310 Office Rent	12,737.89
5320 Telephone	2,413.89
5322 Hosting/Bandwidth	37,653.65
5325 Office Supplies - Consumable	0.00
5326 Office Supplies - Equipment	4,177.44
5330 Printing & Reproduction	5,357.30
5335 Marketing Expenses	**2,083.56**
5340 Business Relations	94.84
5350 Insurance - General Liability	512.00
5355 Insurance - Workers Comp	1,345.41
5360 Dues & Subscriptions	**26,917.30**
5370 Meeting/Registration Fees	7,039.75
5380 Local Expenses	935.91
5385 Postage & Shipping	157.14
5390 Fees	**4,788.37**
Total 5300 Office/General Administrative Expenses	**106,214.45**
5400 Travel	**30,179.05**
5662 Depreciation Expense	7,217.84
Total Expenses	**$1,570,061.86**
NET OPERATING INCOME	**$ -1,507,561.86**
Other Income	
4090 Interest Earned	100.17
Total Other Income	**$100.17**

	TOTAL
NET OTHER INCOME	**$100.17**
NET INCOME	**$ -1,507,461.69**

RADIOPUBLIC PBC

(a Delaware public benefit corporation)

Unaudited Financial Statements for the Years Ended

December 31, 2017 and 2016



INDEPENDENT ACCOUNTANT'S REVIEW REPORT

May 29, 2018

To: Board of Directors RadioPublic PBC
        Attn: Jake Shapiro

Re: 2017-2016 Financial Statement Review
        RadioPublic PBC

We have reviewed the accompanying financial statements of RadioPublic PBC (the "Company"), which comprise the balance sheet(s) as of December 31, 2017 and 2016, and the related statements of income, shareholders' equity and cash flows for the calendar year period(s) thus ending, and the related notes to the financial statements.

A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially limited in scope compared to an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review engagement in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in accordance with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in the Notes and Additional Disclosures, certain conditions indicate the Company may be unable to continue as a going concern. The accompany financial statements do not include any adjustments which might be necessary should to Company be unable to continue as a going concern. Our conclusion is not modified with respect to that matter.

Sincerely,

 IndigoSpire CPA Group

IndigoSpire CPA Group, LLC
Aurora, CO

RADIOPUBLIC PBC

BALANCE SHEET

As of December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements

(Unaudited)

ASSETS	**2017**	**2016**
Current Assets:		
Cash and cash equivalents	$ 557,724	$ 800,767
Accounts receivable	4,491	0
Prepaid expenses	50,000	50,000
Total Current Assets	612,215	850,767
Property and equipment, net	11,968	9,728
Goodwill, net	217,600	244,800
TOTAL ASSETS	$ 841,783	$ 1,105,295
LIABILITIES AND STOCKHOLDERS' DEFICIT		
Liabilities:		
Current Liabilities:		
Accounts payable	$ 47,637	$ 34,459
Accrued payroll	40,301	4,883
Accrued expenses	6,306	5,840
Total Current Liabilities	94,244	45,182
TOTAL LIABILITIES	94,244	45,182
Stockholders' Equity:		
Common Stock, $0.001 par value, 8,100,000 shares authorized, 850,000 shares issued as of December 31, 2017 and 2016	850	850
Additional paid in capital	271,150	271,150
Preferred stock, $0.001 par value, 3,100,000 shares authorized, 2,604,928 and 1,600,000 shares issued as of December 31, 2017 and 2016, respectively	2,760,168	1,600,000
Additional paid in capital – Stock options	222,102	57,687
Retained earnings	(2,506,731)	(869,574)
Total Stockholders' Equity	747,539	1,060,113
TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$ 841,783	$ 1,105,295


RADIOPUBLIC PBC

STATEMENT OF OPERATIONS

For the Years Ended December 31, 2017 and 2016

See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2017	2016
Revenues	$ 0	$ 0
Cost of revenues	0	0
Gross Profit (Loss)	0	0
Operating Expenses:		
General and administration	648,025	451,253
Technology	769,353	379,668
Sales and marketing	188,166	10,109
Goodwill amortization	27,200	27,200
Depreciation	4,413	1,344
Total Operating Expenses	1,637,157	869,574
Operating Income (Loss)	(1,637,157)	(869,574)
Provision for Income Taxes	0	0
Net Loss	$ (1,637,157)	$ (869,574)


RADIOPUBLIC PBC
STATEMENT OF STOCKHOLDERS' EQUITY
For the Years Ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	Common Stock (Shares)	Common Stock (Value)	Additional Paid in Capital	Preferred Stock	Additional Paid-in Capital – Stock Options	Accumulated Deficit	Total Stockholders' Equity
Balance as of January 1, 2016	100	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0
Issuance of Common Stock	849,900	850	271,150	0	0	0	272,000
Issuance of Preferred Stock	0	0	0	1,600,000	0	0	1,600,000
Share based compensation	0	0	0	0	57,687	0	57,687
Net Income (Loss)	0	0	0	0	0	(869,574)	(869,574)
Balance as of December 31, 2016	850,000	850	271,150	1,600,000	57,687	(869,574)	(1,060,113)
Issuance of Preferred Stock	0	0	0	1,160,168	164,415	0	164,415
Share based compensation	0	0	0	0	164,415	0	164,415
Net Income (Loss)	0	0	0	0	0	(1,637,157)	(1,637,157)
Balance as of December 31, 2017	850,000	$ 850	$271,150	$2,760,168	$222,102	$(2,506,731)	$747,539


RADIOPUBLIC PBC
STATEMENT OF CASH FLOWS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report and Notes to the Financial Statements
(Unaudited)


	2017	2016
Cash Flows From Operating Activities		
Net Loss	$ (1,637,157)	$ (869,574)
Add back:		
Depreciation	4,413	1,344
Goodwill amortization	27,200	27,200
Share based compensation	164,415	57,687
Adjustments to reconcile net loss to net cash used in operating activities:		
Changes in operating assets and liabilities:		
Increase (Decrease) in accounts receivable	(4,491)	0
Increase (Decrease) in prepaid assets	0	(50,000)
(Decrease) Increase in accounts payable	13,178	34,459
(Decrease) Increase in accrued expenses	35,884	10,723
Net Cash Used In Operating Activities	(1,396,558)	(788,161)
Cash Flows From Investing Activities		
Purchase of property and equipment, net	(6,653)	(11,072)
Net Cash Used In Investing Activities	(6,653)	(11,072)
Cash Flows From Financing Activities		
Sale of preferred stock	1,160,168	1,600,000
Net Cash Provided By Financing Activities	1,160,168	1,600,000
Net Change In Cash and Cash Equivalents	(243,043)	800,767
Cash and Cash Equivalents at Beginning of Period	800,767	0
Cash and Cash Equivalents at End of Period	$ 557,724	$ 800,767
Supplemental Disclosure of Cash Flow Information		
Cash paid for interest	$ 0	$ 0
Cash paid for income taxes	0	0

RADIOPUBLIC PBC
NOTES TO FINANCIAL STATEMENTS
For the Years ended December 31, 2017 and 2016
See accompanying Accountant's Review Report
(Unaudited)

NOTE 1 - NATURE OF OPERATIONS

RadioPublic PBC. (which may be referred to as the "Company," "we," "us," or "our") develops technology to help listeners discover, engage with, and reward creators of stories, podcasts and other audio.

Since inception, the Company has relied on raising capital to fund its operations. As of December 31, 2017, the Company had negative capital and will likely incur losses prior to generating positive working capital. These matters raise substantial concern about the Company's ability to continue as a going concern. During the next 12 months, the Company intends to fund its operations with funding from a crowdfunding campaign (see Note 10), and funds from revenue producing activities, if and when such can be realized. If the Company cannot secure additional short-term capital, it may cease operations. These financial statements and related notes thereto do not include any adjustments that might result from these uncertainties.

The Company incorporated on May 20, 2015 in the State of Delaware as a public benefit corporation. The Company is headquartered in Cambridge, Massachusetts. The Company did not begin operations until 2016.

NOTE 2 - SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("GAAP").

Use of Estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and the footnotes thereto. Actual results could differ from those estimates. It is reasonably possible that changes in estimates will occur in the near term.

Risks and Uncertainties

The Company has a limited operating history. The Company's business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, local competition or changes in consumer taste. These adverse conditions could affect the Company's financial condition and the results of its operations. As of December 31, 2017, the Company was operating as a going concern. See Note 1 and Note 9 for additional information.

Cash and Cash Equivalents

The Company considers short-term, highly liquid investment with original maturities of three months or less at the time of purchase to be cash equivalents. Cash consists of funds held in the Company's checking account. As of December 31, 2017, and 2016, the Company had $557,724 and $800,767, respectively.

Receivables and Credit Policy

Trade receivables from customers are uncollateralized customer obligations due under normal trade terms, primarily requiring payment before services are rendered. Trade receivables are stated at the amount billed to the customer. Payments of trade receivables are allocated to the specific invoices identified on the customer's remittance advice or, if unspecified, are applied to the earliest unpaid invoice. The Company, by policy, routinely assesses the financial strength of its customer. As a result, the Company believes that its accounts receivable credit risk exposure is limited and it has not experienced significant write-downs in its accounts receivable balances. As of December 31,

2017 and 2016, the Company had $4,491 and $0 of outstanding accounts receivable, respectively.

Property and Equipment

Property and equipment are recorded at cost. Expenditures for renewals and improvements that significantly add to the productive capacity or extend the useful life of an asset are capitalized. Expenditures for maintenance and repairs are expensed as incurred. When equipment is retired or sold, the cost and related accumulated depreciation are eliminated from the balance sheet accounts and the resultant gain or loss is reflected in income.

Depreciation is provided using the straight-line method, based on useful lives of the assets which range from three to five years.

The Company reviews the carrying value of property and equipment for impairment whenever events and circumstances indicate that the carrying value of an asset may not be recoverable from the estimated future cash flows expected to result from its use and eventual disposition. In cases where undiscounted expected future cash flows are less than the carrying value, an impairment loss is recognized equal to an amount by which the carrying value exceeds the fair value of assets. The factors considered by management in performing this assessment include current operating results, trends and prospects, the manner in which the property is used, and the effects of obsolescence, demand, competition, and other economic factors. The Company had no impairment as of December 31, 2017.

Goodwill

Goodwill represents costs in excess of purchase price over the fair value of the assets of businesses acquired, including other identifiable intangible assets.

As of January 1, 2016, the Company adopted Financial Accounting Standards Board's ("FASB") Accounting Standards Update ("ASU") No. 2014-02, Intangibles- Goodwill and Other: Accounting for Goodwill. This accounting alternative allows management to elect to amortize goodwill over a 10-year life. In accordance with the adoption of this accounting alternative for goodwill, the Company has also elected to test goodwill for impairment, upon the occurrence of one or more triggering events, at the company level. The Company has adopted this standard as management believes the amortization of goodwill more accurately reflects financial statement information significant to the users of the financial statements. The adoption of ASU 2014-02 did not have any effect on the financial statements of the Company.

Effective January 1, 2016, goodwill is amortized on the straight-line method over a period of 10 years. Goodwill will be tested for impairment upon the occurrence of an event that would indicate that the fair value of the Company is below its carrying value. As of December 31, 2017, the carrying value of the Company's goodwill was not considered impaired.

Fair Value Measurements

The Company has determined the fair value of certain assets and liabilities in accordance with United States generally accepted accounting principles ("GAAP"), which provides a framework for measuring fair value.

Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date. Valuation techniques should maximize the use of observable inputs and minimize the use of unobservable inputs.

A fair value hierarchy has been established, which prioritizes the valuation inputs into three broad levels. Level 1 inputs consist of quoted prices in active markets for identical assets or liabilities that the reporting entity has the ability to access at the measurement date. Level 2 inputs are inputs other than quoted prices included within Level 1 that are observable for the related asset or liability. Level 3 inputs are unobservable inputs related to the asset or liability.

Income Taxes

Income taxes are provided for the tax effects of transactions reporting in the financial statements and consist of taxes currently due plus deferred taxes related primarily to differences between the basis of receivables, inventory, property and equipment, intangible assets, and accrued expenses for financial and income tax reporting. The

deferred tax assets and liabilities represent the future tax return consequences of those differences, which will either be taxable or deductible when the assets and liabilities are recovered or settled. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more likely than not that some portion or all of the deferred tax assets will not be realized.

There is no income tax provision for the Company for the period from inception through December 31, 2017 as the Company had no taxable income.

The Company evaluates its tax positions that have been taken or are expected to be taken on income tax returns to determine if an accrual is necessary for uncertain tax positions. As of December 31, 2017, the unrecognized tax benefits accrual was zero.

Revenue Recognition

The Company recognizes revenue when persuasive evidence of an arrangement exists, delivery has occurred or services have been rendered, the fee for the arrangement is fixed or determinable and collectability is reasonably assured. As of December 31, 2017, the Company had not begun recognizing sales.

Advertising Expenses

The Company expenses advertising costs as they are incurred.

Organizational Costs

In accordance with FASB ASC 720, organizational costs, including accounting fees, legal fee, and costs of incorporation, are expensed as incurred.

Software Development Costs

The Company applies the principles of ASC 985-20, Software-Costs of Computer Software to be Sold, Leased, or Otherwise Marketed ("ASC 986-20"). ASC 985-20 requires that software development costs be charged to research and development expense until technological feasibility is established. With the Company's current technology, technological feasibility of the underlying software is not established until substantially all product development and testing is complete, which generally includes the development of a working model. Prior to a product's release, if and when the Company believes capitalized costs are not recoverable, the costs capitalized to date will be expensed as part of cost of sales.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America, which it believes to be credit worthy. The Federal Deposit Insurance Corporation insures balances up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Recent Accounting Pronouncements

In May 2014, the Financial Accounting Standards Board ("FASB") issued Accounting Standards Update ("ASU") No. 2014-09, "Revenue from Contracts with Customers". Under this guidance, revenue is recognized when promised goods or services are transferred to customers in an amount that reflects the consideration expected to be received for those goods or services. The updated standard will replace most existing revenue recognition guidance under U.S. GAAP when it becomes effective and permits the use of either the retrospective or cumulative effect transition method. Early adoption is not permitted. The updated standard for nonpublic entities will be effective after December 15, 2018, and interim periods within annual periods beginning after December 15, 2019. We are currently evaluating the effect that the updated standard will have on our financial statements and related disclosures.

In February 2016, FASB issued ASU No. 2016-02, Leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2016-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2019, and interim periods within fiscal years beginning after December 15, 2020, and early application is permitted. We are currently evaluating the effect that the updated

standard will have on our financial statements and related disclosures.

In August 2016, FASB issued ASU No. 2016-15, "Statement of Cash Flows (Topic 230)." ASU 2016-15 provides classification guidance for certain cash receipts and cash payments including payment of debt extinguishment costs, settlement of zero-coupon debt instruments, insurance claim payments and distributions from equity method investees. The standard is effective on January 1, 2018, with early adoption permitted. The Company is currently in the process of evaluating the impact the adoption will have on its financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact our balance sheet.

NOTE 3 – PROPERTY AND EQUIPMENT

Property and equipment at December 31, 2016 consists of the following:

	2017	2016
Equipment	$ 17,484	$ 11,072
	17,484	11,072
Less accumulated depreciation and amortization	5,516	1,344
	$ 11,968	$ 9,728

NOTE 4 –GOODWILL

In 2016, the Company acquired various assets from PRX, Inc. and advisory services from Project 11. The purchase price was 850,000 shares of common stock which were valued at a price of $0.32 per share (see Note 7). In connection with this acquisition, the Company recorded goodwill totaling $272,000.

Goodwill as of December 31, 2017 and 2016 is detailed in the following table:

	2017	2016
Cost	$ 272,000	$ 272,000
Accumulated Amortization	54,400	27,200
Net	$ 217,600	$ 244,800

Amortization expense for the years ended December 31, 2017 and 2016 was $27,200. Estimated future amortization expense related to goodwill is as follows:

	Amount
Years Ending December 31,	
2018	$ 27,200
2019	27,200
2020	27,200
2021	27,200
2022	27,200
Thereafter	81,600
	$ 217,600

NOTE 5 – INCOME TAX PROVISION

The Company has not yet filed its income tax return for the years ended December 31, 2017 and 2016, which will remain subject to examination by the Internal Revenue Service under the statute of limitations for a period of three

years from the date it is filed. The Company incurred a loss during the period from inception through December 31, 2017.

NOTE 6 – COMMITMENTS AND CONTINGENCIES

Legal Matters

Company is not currently involved with and does not know of any pending or threatening litigation against the Company or its member.

NOTE 7 – STOCKHOLDERS' EQUITY

The Company was initially formed from the assets acquired from PRX, Inc during 2016. Assets acquired included trademarks, domain names, social/web accounts, prototype and design work and business plans, investor decks and other supporting documentation. PRX, Inc. conducted a valuation of the assets and valued the acquisition at a price of $272,000. The Company issued 750,000 shares to Radio Public, Inc. (100 shares in 2015 and 749,900 shares during 2016) and 100,000 shares to an advisor group in connection with the transaction.

During 2016, the Company sold 1,600,000 shares of Series 1 preferred stock for $1,600,000. During 2017, the Company sold 1,004,928 shares of Series 2 preferred stock for $1,160,168.

NOTE 8 – STOCK-BASED COMPENSATION

Stock Option Plan

The Company has a 2016 equity incentive plan ("2016 Plan") which permits the grant or option of shares to its employees for up to 4,250,000 shares of common stock. The Company believes that such awards will help the Company attract, retain and motivate its management and other persons, including officers, directors, key employees and certain consultants, will encourage and reward such persons' contributions to the performance of the Company and will align their interests with the interests of the Company's stockholders. Stock awards are generally granted or optioned at a price not less than the market price of the Company's stock at the date of grant or option date or 110% of the fair value for stockholders owning more than ten percent of the Company and is based on management's determination of fair value. Stock awards generally vest over four years.

During 2016, the Company issued 2,882,000 stock options for shares of common stock with an exercise price of $0.32 per share and vest over four years and expire in ten years. During 2017, the Company issued 491,448 stock options for shares of common stock with a price of $0.32 to $0.39 per share. As of December 31, 2017, 1,227,872 stock options had vested. The fair value of each option award is estimated on the date of grant using a Black Scholes option-pricing model. The company uses the average volatility of peer companies to estimate expected volatility. The Company uses the average of the vesting and term of the option to estimate the expected term. The risk-free rate is based on the U.S. Treasury yield curve in effect at the time of grant. Forfeitures are accounted for as they occur. As of December 31, 2017, no stock options were cancelled due to forfeitures. The expected dividend yield is zero based on the Company not anticipating paying dividends in the foreseeable future. Below are the Black Scholes factors utilized by management:

Exercise price	$ 0.32 - $0.39
Fair value share price	$ 0.32 - $0.32
Expected volatility	50.0-60%
Expected term	2.00 years
Expected dividend rate	0.00%
Risk-free rate	0.74-1.34%
Fair value per share option	$ 0.00

NOTE 9 – GOING CONCERN

These financial statements are prepared on a going concern basis. The Company began operation in 2016 and incurred a loss for the period from inception through December 31, 2017. The Company's ability to continue is dependent upon management's plan to raise additional funds (see Note 10), capital contributions from the founder and the ability to achieve profitable operations. The financial statements do not include any adjustments that might be necessary if the Company is not able to continue as a going concern.

NOTE 10– SUBSEQUENT EVENTS

Anticipated Crowdfunded Offering

The Company is offering (the "Crowdfunded Offering") up to 1,070,000 SAFEs for up to $1,070,000. The Company is attempting to raise a minimum amount of $25,000 in this offering and up to $1,070,000 maximum.

The Crowdfunded Offering is being made through OpenDeal Inc. (the "Intermediary" aka "Republic" or "Republic.co"). The Intermediary will be entitled to receive a 6% commission fee and 2% of the securities issued in this offering.

Management's Evaluation

Management has evaluated subsequent events through May 29, 2018, the date the financial statements were available to be issued. Based on this evaluation, no additional material events were identified which require adjustment or disclosure in the financial statements.

RadioPublic PBC - Unreviewed Financial Statements

BALANCE SHEET

As of December 31, 2018

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	$604,061.66
Accounts Receivable	$0.00
Other Current Assets	
1300 Prepaid Expenses	50,900.00
Total Other Current Assets	**$50,900.00**
Total Current Assets	**$654,961.66**
Fixed Assets	$8,687.39
Other Assets	$850,000.00
TOTAL ASSETS	**$1,513,649.05**
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Accounts Payable	$98,289.39
Credit Cards	$13,413.09
Other Current Liabilities	
2100 Payroll Liabilities	-5,555.36
2300 Notes Payable	0.00
Total Other Current Liabilities	**$ -5,555.36**
Total Current Liabilities	**$106,147.12**
Total Liabilities	**$106,147.12**
Equity	
3000 Equity	5,112,750.31
Retained Earnings	-2,197,786.69
Net Income	-1,507,461.69
Total Equity	**$1,407,501.93**
TOTAL LIABILITIES AND EQUITY	**$1,513,649.05**